SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVEN HUNDRED AND SIXTY-FITTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that on September 23, 2106, at 11 am, in the meeting room of the Presidency, on the 13th floor of the Eletrobras office, on Avenida Presidente Vargas, 409, Downtown, Rio de Janeiro – RJ. Chairman JOSÉ LUIZ ALQUÉRES chaired the activities, in the presence of the following Board Members: WILSON FERREIRA JR., VICENTE FALCONI CAMPOS, CARLOS EDUARDO RODRIGUES PEREIRA, JOSÉ PAIS RANGEL; ANA PAULA VITALI JANES VESCOVI, by video conference, MOZART DE SIQUEIRA CAMPOS ARAÚJO, ELENA LANDAU and ESTEVES PEDRO COLNAGO JUNIOR and by video conference Board Member ANA PAULA VITALI JANES VESCOVI. Decision: DEL-180/2016. Convening of the 166th Extraordinary General Meeting of Eletrobras to decide on the sale of shareholding control of CELG-D. RES-573, of September 19, 2016. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), in the exercise of its powers, endorsing the decision of the Board of Executive Officers, and consolidated in the documents below, DECIDED: ➢ Report to the Board of Executive Officers No. DF-132, of September 9, 2016; ➢ Legal Opinion No. PJE-3417, of September 15, 2016; ➢ Technical Information No. 001, of September 14, 2016; 1. approve the convening of the 166th Extraordinary General  Meeting of Eletrobras to decide on to the sale of shareholding control of CELG Distribuição S.A. (CELG-D), in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions set forth in Resolution CND No. 11, of November 18, 2015, along with the amendments established by Resolution No. 7, of September 13, 2016 of the Board of the Investment Partnership Program, in accordance with the terms of the attached notice drafts and management proposal; 2. decide that the Financial and Investor Relations Officer – DF, together with the President's Office (PRG), take the necessary measures to convene the 166th Extraordinary General Meeting of Eletrobras referred to in point 1 above; 3. decide that the General Secretary take the necessary measures to implement this Decision. There being no further business, the Chairman of the Board closed the proceedings and requested the issuance of this certificate which, after being read and approved, was signed by me, MARIA SILVIA SAMPAIO SANT’ANNA, Board Secretary, who issued it. Other decisions made in this meeting were not included in this certificate, since they corresponded to mere internal interests of the Company, a legitimate precaution, based on the Management's duty of confidentiality, in accordance with the "heading" of Article 155 of Law No. 6404 (Law of Corporations), and thus were outside the scope of the norm contained in paragraph 1 of Article 142 of the said Law.

Rio de Janeiro – September 23, 2016

MARIA SILVIA SAMPAIO SANT’ ANNA

Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.